Exhibit (d)(2)

Schedule A

(As of October 31, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Solana 3% Monthly Option Income ETF	0.75%	August 12, 2025	October 28, 2025	October 31, 2025	August 12, 2027